UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                    SEC FILE NUMBER
                                    0-21897
                                    CUSIP NUMBER
                                    none
(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
        For the Quarter Ended:  December 31, 2009

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
        For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
        Full Name of Registrant

        WNC HOUSING TAX CREDIT FUND V, L.P. - Series 4

        Former Name if Applicable

Address of Principal Executive Office (Street and Number) City, State and Zip
Code

        17782 Sky Park Circle Irvine, California 92614

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Some of the limited partnerships in which the registrant has investments were very delayed in provding the financial information as required under the terms of the respective partnership agreements. That information is critical to the registrant's completion of its financial statements and the filing of a complete Form 10-K. Currently the registrant has obtained all the information thru December 31, 2007 and as such is working with the outstide auditors to complete all necessary work in order to file its annual reports and quarterly reports as quickly as possible. The Registrant is also completing obtaining all the information needed from certain Local Limited Partnerships in order to file the annual report in accordance with the Standards of the Public Company Accounting Oversight Board. The Registrant is currently working on the SEC Forms 10-K and 10-Q to complete the filings.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

    Melanie R. Wenk
    (714)  662-5565 ext.171

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

        Form 10-K Annual Report year ended March 31,2004
        Form 10-Q Quarterly Report period ended June 30, 2004
        Form 10-Q Quarterly Report period ended September 30, 2004 Form 10-Q Quarterly Report period ended December 31, 2004 Form 10-K Annual Report year ended March 31,2005
        Form 10-Q Quarterly Report period ended June 30, 2005
        Form 10-Q Quarterly Report period ended September 30, 2005 Form 10-Q Quarterly Report period ended December 31, 2005 Form 10-K Annual Report year ended March 31,2006
        Form 10-Q Quarterly Report period ended June 30, 2006
        Form 10-Q Quarterly Report period ended September 30, 2006 Form 10-Q Quarterly Report period ended December 31, 2006 Form 10-K Annual Report year ended March 31,2007
        Form 10-Q Quarterly Report period ended June 30, 2007
        Form 10-Q Quarterly Report period ended September 30, 2007 Form 10-Q Quarterly Report period ended December 31, 2007 Form 10-K Annual Report for the year ended March 31, 2008 Form 10-Q Quarterly Report period ended June 30, 2008
        Form 10-Q Quarterly Report period ended September 30, 2008 Form 10-Q Quarterly Report period ended December 31, 2008 Form 10-K Annual Report for the year ended March 31, 2009 Form 10-Q Quarterly Report period ended June 30, 2009
        Form 10-Q Quarterly Report period ended September 30, 2009 Form 10-Q Quarterly Report period ended December 31, 2009

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        WNC HOUSING TAX CREDIT FUND V, L.P. - Series 4 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

WNC HOUSING TAX CREDIT FUND V, L.P. - Series 4

By  WNC & Associates, Inc.   General Partner




By:  /s/ Melanie R. Wenk
    ----------------------
Melanie R. Wenk     Vice President - Chief Financial Officer

Date: February 16, 2010